Exhibit 99.35

Condensed Consolidated Interim Financial Statements
(Unaudited)

Expressed in U.S. Dollars
Three and Six Months Ended March 31, 2012

ENERGY FUELS INC.
Condensed Consolidated Statements of Financial Position
(Unaudited)
(Expressed in U.S. Dollars)

	March 31, 2012	September 30, 2011
ASSETS
Current assets
Cash and cash equivalents	$2,135,158	$6,954,646
Marketable securities (Note 7)	3,102,793	-
Prepaid expenses and other assets	898,942	681,728
Deferred Denison Mines transaction costs (Note 15)	35,552	-
	6,172,445	7,636,374
Non-current
Property, plant and equipment (Note 4)	13,461,805	13,035,102
Exploration and evaluation costs (Note 5)	56,669,536	20,257,050
Restricted cash (Note 8)	4,582,987	2,563,974
	$80,886,773	$43,492,500

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$2,576,090	$834,100
Current portion of decommissioning liability (Note 8)	58,771	13,451
Due to related parties (Note 9, 10)	1,017,861	-
Current portion of loans and borrowings (Note 9)	1,308,145	-
	4,960,867	847,551
Non-current
Long-term decommissioning liability (Note 8)	1,660,918	452,301
Long-term loans and borrowings (Note 9)	622,261	-
	7,244,046	1,299,852
Shareholders' equity
Capital stock	92,046,632	59,488,437
Contributed surplus (Note 11)	15,683,307	14,235,428
Share purchase warrants (Note 11)	4,836,119	4,295,266
Deficit	(37,579,106)	(34,575,045)
Accumulated other comprehensive loss	(1,344,225)	(1,251,438)
	73,642,727	42,192,648
	$80,886,773	$43,492,500

Additional footnote references
Basis of presentation and going concern (Note 1)
Commitments (Note 6, 9 and 13)
Subsequent event (Note 15)

Approved by the Board

(signed) Stephen P. Antony , Director

(signed) Bruce D. Hanson , Director

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENERGY FUELS INC.
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)
(Expressed in U.S. Dollars)

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2012	2011	2012	2011

EXPENSES
Administrative	$143,019	$170,602	$224,181	$276,100
Consulting	115,412	61,432	182,161	117,461
Depreciation	14,722	18,735	32,904	37,110
Foreign exchange (gain) loss	20,333	(468,220)	171,503	(333,705)
Insurance	56,211	21,241	102,329	42,709
Interest expense	22,823	87	38,510	133
Professional fees	174,215	128,968	303,488	198,194
Salaries and other benefits	395,999	238,416	695,659	435,144
Shareholder relations	234,728	119,954	335,454	174,545
Stock-based compensation	1,237,916	8,783	1,248,949	74,674
	(2,415,378)	(299,998)	(3,335,138)	(1,022,365)
OTHER
Finance income	2,907	1,057	7,246	1,899
Other income (loss)	(1,253)	(2,433)	(275)	14,564
Reversal of impairment	-	-	324,106	-
NET LOSS FOR THE PERIOD	(2,413,724)	(301,374)	(3,004,061)	(1,005,902)

Unrealized loss on marketable securities	(343,386)	-	(343,386)	-
Foreign currency translation reserve	78,242	812,794	250,599	1,692,522
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$(2,678,868)	$511,420	$(3,096,848)	$686,620

LOSS PER COMMON SHARE - BASIC AND DILUTED	($0.02)	($0.00)	($0.02)	($0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	154,749,743	100,289,071	139,205,247	98,713,344

'The accompanying notes are an integral part of these condensed consolidated financial statements.

ENERGY FUELS INC.
Condensed Consolidated Statements of Shareholders' Equity
(Unaudited)
(Expressed in U.S. Dollars)

	Capital Stock					Accumulated
						Other	Total
			Contributed	Share Purchase		Comprehensive	Shareholders'
	Common Shares	Amount	Surplus	Warrants	Deficit	Income	Equity

Balance as at October 1, 2010	97,188,999	$50,431,482	$13,199,345	$-	$(31,007,773)	$-	$32,623,054
Public offering	23,000,000	11,833,500					11,833,500
Warrants issued in connection with public offering		(4,295,266)		4,295,266			-
Share issuance costs		(1,837,771)	426,439				(1,411,332)
Stock options exercised	1,482,700	889,124	(260,187)				628,937
Shares issued in consideration for advance royalty payments	66,708	39,788					39,788
Shares issued in consideration for property acquisitions	2,110,962	2,222,938					2,222,938
Stock-based compensation			73,880				73,880
Foreign currency translation reserve						1,692,522	1,692,522
Net loss for the period					(1,005,902)		(1,005,902)
Balance as at March 31, 2011	123,849,369	$59,283,795	$13,439,477	$4,295,266	$(32,013,675)	$1,692,522	$46,697,385

						Accumulated
	Capital Stock					Other
						Comprehensive	Total
			Contributed	Share Purchase		Income	Shareholders'
	Common Shares	Amount	Surplus	Warrants	Deficit	(Loss)	Equity
Balance as at September 30, 2011	123,999,665	$59,488,437	$14,235,428	$4,295,266	$(34,575,045)	$(1,251,438)	$42,192,648
Shares issued for Titan Uranium asset purchase	89,063,997	32,498,519					32,498,519
Warrants issued in exchange for Titan Warrrants				540,853			540,853
Shares issued for advisory fees	1,256,489	430,772					430,772
Stock-based compensation			1,447,879				1,447,879
Treasury shares	(1,046,067)	(371,096)					(371,096)
Unrealized loss on marketable securities						(343,386)	(343,386)
Foreign currency translation reserve						250,599	250,599
Net loss for the period					(3,004,061)		(3,004,061)
Balance as at March 31, 2012	213,274,084	$92,046,632	$15,683,307	$4,836,119	$(37,579,106)	$(1,344,225)	$73,642,727

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENERGY FUELS INC.
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in U.S. Dollars)

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2012	2011	2012	2011

OPERATING ACTIVITIES
Net loss for the period	$(2,413,724)	$(301,374)	$(3,004,061)	$(1,005,902)
Items not involving cash:
Depreciation	14,722	18,735	32,904	37,110
Stock-based compensation	1,237,916	8,847	1,248,949	74,674
Interest expense	22,823	-	38,510	133
Finance income	(2,907)	(1,057)	(7,246)	(1,899)
Unrealized foreign currency translation	36,400	525,180	187,443	1,032,552
Reversal of impairment	-	-	(324,106)	-
Net changes in non-cash working capital:
Prepaid expenses and other assets	1,067,077	135,920	4,274	132,788
Accounts payable and accrued liabilities	(1,624,339)	579,542	(1,250,464)	389,403
Interest received	2,907	1,057	7,246	1,899
	(1,659,125)	966,850	(3,066,551)	660,758

INVESTING ACTIVITIES
Property, plant and equipment expenditures	(143,439)	(625,827)	(418,682)	(1,468,028)
Cash outlays for Denison Mines transaction costs	(35,552)	-	(35,552)	-
Mineral property acquisitions and expenditures	(443,740)	(768,060)	(1,060,838)	(1,566,007)
Acquisition of Titan Uranium, net of cash acquired	(317,918)	-	(485,734)	-
Proceeds received from sale of property	-	-	324,106	-
Cash deposited with regulatory agencies for decommissioning liabilities	(11,779)	(844,512)	(11,893)	(836,315)
	(952,428)	(2,238,399)	(1,688,593)	(3,870,350)

FINANCING ACTIVITIES
Issuance of common shares and warrants , net of share issuance costs	-	10,639,458	-	11,094,813
Repayment of debt	(1,415)	(4,515)	(127,491)	(9,198)
	(1,415)	10,634,943	(127,491)	11,085,615

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(2,612,968)	9,363,394	(4,882,635)	7,876,022

Effect of exchange rate fluctuations on cash held	29,045	287,614	63,147	659,970

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	4,719,081	2,544,965	6,954,646	3,659,981
CASH AND CASH EQUIVALENTS - END OF PERIOD	$2,135,158	$12,195,973	$2,135,158	$12,195,973

Non-cash investing and financing transactions:
Issuance of shares and warrants for acquisition of mineral properties	$33,470,144	$2,222,938	$33,470,144	$2,222,938
Issuance of secured notes for acquisition of mineral properties (Note 9)	$35,000	$-	$1,160,720	$-

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(Unaudited)
(Expressed in U.S. Dollars)

NATURE OF OPERATIONS

Energy Fuels Inc. (the “Company” or “EFI”) was incorporated under the laws of the Province of Alberta and continued into the Province of Ontario. EFI’s principal place of business is located at 2 Toronto Street, Toronto, Ontario, in Canada.

EFI is a uranium and vanadium exploration and mine development company with projects located in the states of Colorado, Utah, Arizona, Wyoming and New Mexico through its wholly-owned Canadian subsidiaries, Magnum Uranium Corp. (“Magnum Uranium”), Titan Uranium Inc. (“Titan”) and Uranium Power Corp. (“UPC”) and it’s wholly-owned U.S. subsidiaries Energy Fuels Resources Corporation (“EFRC”), Magnum Minerals USA Corp. (“Magnum USA”), and Energy Fuels Wyoming (“EFW”) and by way of several joint ventures (Note 5) with projects located in Colorado, Utah and Arizona.

The Company is in the process of exploring its mineral properties and has not yet established whether certain of its mineral exploration properties contain economically recoverable reserves. The recovery of amounts capitalized for exploration and evaluation costs on the statements of financial position are dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to complete exploration and/or development of such properties, including related financing requirements and upon future profitable production or, alternatively, upon proceeds from the disposition of the properties.

1. BASIS OF PRESENTATION AND GOING CONCERN

These condensed consolidated financial statements have been prepared using accounting polices applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. Accordingly, the accompanying financial statements do not include any adjustments to the recoverability and reclassification of recorded assets, or the amounts or classification of liabilities, that might be necessary should the Company be unable to continue as a going concern.

The consolidated financial statements have been prepared in United States dollars (“USD”), except for certain footnote disclosures that are reported in Canadian dollars (“CAD” or “C$”).

As typical of an exploration and evaluation stage company, the Company’s ability to continue as a going concern is dependent upon obtaining outside financing to fund its working capital and current and future capital project requirements. On March 31, 2011, the Company completed an equity financing issuing 23,000,000 shares of common stock at a price of C$0.50 per share, for gross proceeds of $11.8 million. The additional cash resources have allowed the Company to continue its mineral property consolidation activities in fiscal year 2012 and to continue evaluating capital raise alternatives for long-term financing of the construction of the Piñon Ridge Mill for which the Company has received the Radioactive Material License (“License”) from the Colorado Department of Public Health & Environment (“CDPHE”). With the Company’s continued focus on cost management, and assuming successful deferral of the decommissioning warranty prepayments required by the License (Note 6) until construction activities occur at the Piñon Ridge Mill site, the Company believes it has sufficient cash resources to carry out its business plan beyond fiscal year 2012. Also see Note 15 for a discussion of the impact on the Company’s business plan should a proposed acquisition of the U.S assets and operations of a public production stage mining company successfully close on or about June 30, 2012.

The Company’s ability to obtain additional project financing for its existing business plan and deferral of the decommissioning liability creates a material uncertainty which may cast significant doubt as to the Company’s ability to continue as a going concern. These condensed consolidated financial statements do not reflect any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis was not appropriate for these unaudited consolidated financial statements then adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications would be necessary and these adjustments could be material.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(Unaudited)
(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These are the Company’s second IFRS condensed consolidated interim financial statements prepared in accordance with IAS 34, Interim Financial Statements, as issued by the International Accounting Standards Board (“IAS 34”) under International Financial Reporting Standards (“IFRS”). The accounting policies have been selected to be consistent with IFRS as is expected to be effective as at and for the year ended September 31, 2012, the Company’s first annual IFRS reporting date. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

The condensed consolidated financial statements for the three months ended December 31, 2011 contain certain incremental annual IFRS disclosures not included in the annual financial statements for the year ended September 30, 2011 prepared in accordance with Canadian GAAP. Accordingly, these condensed consolidated financial statements for the three and six months ended March 31, 2012 should be read in conjunction with the annual consolidated financial statements for the year ended September 30, 2011 prepared in accordance with Canadian GAAP, as well as the condensed consolidated financial statements for the three months ended December 31, 2011.

The adoption of IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all periods presented. An explanation of how the transition to IFRS has affected the report financial position, financial results and the cash flows of the Company is provided in Note 16. This note includes reconciliations of equity and total comprehensive income for the comparative periods under Canadian GAAP to those reported under IFRS.

The standards and interpretations within IFRS are subject to change and accordingly, the accounting policies for the annual period that are relevant to these unaudited condensed consolidated interim financial statements will be finalized only when the first annual IFRS financial statements are prepared for the year ending September 30, 2012.

These condensed consolidated interim financial statements for the period ended March 31, 2012 were authorized for issuance by the Board of Directors of the Company on May 8, 2012.

Available-for-sale financial assets

     The Company's investments in equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, and foreign currency differences on available-for-sale monetary items, are recognized directly in other comprehensive (loss) income. When an investment is derecognized, the cumulative gain or loss in equity is transferred to profit or loss.

Estimates

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the condensed consolidated financial statements for the three months ended December 31, 2011.

Change in functional and presentation currency

Effective October 1, 2011, the Company changed its presentation currency from the CAD to the USD. The Company believes the USD reporting provides better information regarding the Company’s results of operations and related business activities. USD reporting is expected to improve shareholders’ ability to compare the Company’s financial results with other publicly traded companies in the mining industry whose primary assets and operations are located in the United States.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(Unaudited)
(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Prior to October 1, 2011, the Company reported its annual and quarterly statement of financial position, statement of comprehensive loss, statement of shareholders’ equity and consolidated statement of cash flows in CAD. In making this change, the Company followed the guidance of the International Accounting Standards Board (“IASB”) as set out in IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

As indicated in IAS 21 the following procedures were followed in the change of presentation currency:

1.	Assets and liabilities for each statement of financial position presented (including comparatives) were translated using the closing rate at the date of the statement of financial position;
2.	Income and expenses for each statement of comprehensive income presented were translated using the average exchange rates prevailing during each reporting period;
3.

Shareholder equity transactions have been translated using the rates of exchange in effect as of the dates of the various capital transactions. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in USD and the effect on the condensed consolidated financial statements resulted in an accumulated other comprehensive income adjustment of $4,535,925, which is reconciled in Note 14 of the Company’s December 31, 2011 financial statements.

Change in functional currency

As of October 1, 2011, it has been determined that there has been a change in functional currency from the CAD to the USD in the following subsidiaries and any associated joint ventures:

  Energy Fuels Resources Corporation
  Magnum Minerals USA Corp.

The change in functional currency of the above entities from CAD to USD was triggered by the approval of the License by the CDPHE for the development of the Piñon Ridge mill, with the resultant cash flows expected to be incurred for the development to be denominated in USD. In accordance with IAS 21, the change in functional currency is accounted for on a prospective basis from October 1, 2011. With the above change, the functional currency of the Company's U.S. subsidiaries is the USD and the functional currency of Energy Fuels Inc. is the CAD.

Future Accounting Changes

IFRS 9 Financial Instruments

In November 2009, the IASB issued, and subsequently revised in October 2010, IFRS 9 Financial Instruments (“IFRS 9”) as part of its ongoing project to replace IAS 39. IFRS 9 will be effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements, which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11, joint ventures are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(Unaudited)
(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IFRS 12, enhanced disclosures are required for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”.

The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (“IFRS 13”), which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 13 defines fair value, sets out in a single standard a framework for measuring fair value, requires disclosures about fair value measurements, and applies when other IFRSs require or permit fair value measurements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

The relevant points of IFRS 13 are as follows:

- Fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;
- Financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;
- Disclosures regarding the fair value hierarchy have been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities;
- A quantitative sensitivity analysis must be provided for financial instruments measured at fair value;
- A narrative must be provided discussing the sensitivity of fair value measurements categorized under Level 3 of the fair value hierarchy to significant unobservable inputs; and
- Information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB amended IAS 1 Presentation of Financial Statements (“IAS 1”) in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with early application permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 19 Employee Benefits

IAS 19 Employee Benefits (“IAS 19”) was amended by the IASB in June 2011, which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IAS 19, the option to defer the recognition of gains and losses arising in a defined benefit plan is eliminated, to require gains and losses relating to those plans be presented in other comprehensive income, and improve the disclosure requirements concerning the characteristics of defined benefit plans and the risks arising from those plans. In addition, the amended standard also incorporates changes to the accounting for termination benefits. The Company has determined the amendment would have no impact.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(Unaudited)
(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

IAS 32 Financial Instruments: Presentation

Amendments to IAS 32, Financial Instruments: Presentation, clarifies that an entity currently has a legally enforceable right to off-set financial assets and liabilities if that right is: not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. The amendments to IAS 32 are to be applied retrospectively. The Company intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning October 1, 2014. The Company does not expect the amendments to IAS 32 to have a material impact on the financial statements.

3. ACQUISITION OF TITAN URANIUM INC.

On December 5, 2011, the Company and Titan Uranium Inc. (“Titan”) entered into an agreement whereby EFI agreed to acquire, by way of a Plan of Arrangement (“Arrangement”), all of the outstanding common shares of Titan. Titan’s primary U.S. mineral property is the Sheep Mountain Project located about 8 miles south of Jeffrey City, Wyoming.

The shareholders of EFI and the shareholders of Titan approved the Arrangement at their respective Special Meetings held on February 10, 2012 and February 14, 2012. The Arrangement has been approved by the Toronto Stock Exchange and was approved by the Supreme Court of British Columbia on February 21, 2012. The acquisition was completed on February 29, 2012.

Pursuant to the Arrangement, Titan shareholders received 0.68 of an EFI common share for each common share of Titan. Under the terms of the Arrangement, all outstanding warrants of Titan became exercisable for common shares in EFI. The number of shares received upon exercise and the exercise price of Titan’s outstanding warrants were adjusted proportionately to reflect the share exchange ratio. Under the terms of the Arrangement, all Titan options expired on the business day preceding the transaction close date.

The cost of acquisition included the fair value of the issuance of the following instruments: 89,063,997 Energy Fuels common shares at C$0.36 per share, plus 14,926,881 share purchase warrants of Energy Fuels, with an average exercise price of C$0.63 per share and a fair value of $540,853 (Note 11).

Acquisition costs totaled $1,214,384, including the issuance of 1,256,489 EFI common shares to Dundee Securities, valued at $430,772 in satisfaction of the advisory fee, bringing the total purchase price to $34,253,756.

The value of the Energy Fuels shares issued was calculated using the share price of the Company’s shares on the date the acquisition closed.

The following weighted average assumptions were used for the Black-Scholes option pricing model to calculate the fair value of the warrants of Titan assumed as part of the acquisition:

Risk-free rate	0.92% - 0.94%
Expected life	0.76 – 1.43 years
Expected volatility	74% - 106%
Expected dividend yield	0.0%

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(Unaudited)
(Expressed in U.S. Dollars)

3. ACQUISITION OF TITAN URANIUM INC (continued)

The Company acquired as a result of the Titan Transaction a liability that provides for a payment obligation of $4,000,000 if the month end spot uranium price exceeds $85 per pound prior to September 30, 2012. The Company has determined that the payment terms constitute an embedded derivative and have valued the derivative liability using a valuation model. The uranium spot price and the expected volatility of the uranium spot price have a significant impact on the value derived from the valuation model. Due to the current month-end spot price of uranium ($51.00), the low volatility of the spot price, and the relative proximity to the expiration of the contract (September 30, 2012) the Company has deemed the derivative liability to be insignificant to these financial statements.

The transaction was accounted for as an asset purchase and the cost of each item of mineral interests, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its relative fair value at the time of acquisition.

The aggregate fair values of assets acquired and liabilities assumed were as follows on the acquisition date:

$
89,063,997 common shares of EFI	32,498,519
Fair value of warrants assumed (Note 11)	540,853
Transaction costs incurred	1,214,384
Purchase consideration	34,253,756

The purchase price was allocated as follows:
Cash and cash equivalents	297,878
Marketable securities	3,446,179
EFI shares held by Titan	371,096
Prepaid expenses and other assets	221,488
Property, plant and equipment	42,917
Evaluation and exploration costs (1)	34,323,130
Restricted cash	2,007,119
Accounts payable and accrued liabilities	(3,025,602)
Loans and borrowings	(1,102,891)
Due to related parties	(1,026,453)
Decommissioning liability	(1,301,105)
Net identifiable assets	34,253,756

(1) The two properties included as part of exploration and evaluation costs are the Sheep Mountain property in Wyoming and the Green River property located in the San Rafael district of Utah.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(Unaudited)
(Expressed in U.S. Dollars)

4. PROPERTY, PLANT AND EQUIPMENT

	Piñon Ridge Mill	Office	Furniture	Shop Tools	Vehicles	Mining	Equipment	Total
		Equipment	and Fixtures	and		Equipment	Under
				Equipment			Capital
							Lease
Cost

Balance at September 30, 2011	$12,762,815	$150,120	$19,868	$275,152	$76,069	$855,625	$137,003	$14,276,652
Additions	451,569	8,450	-	-	-	19,574	45,982	525,575
Balance at March 31, 2012	$13,214,384	$158,570	$19,868	$275,152	$76,069	$875,199	$182,985	$14,802,227

Depreciation

Balance at September 30, 2011	$-	$130,399	$15,732	$216,095	$26,988	$716,380	$135,956	$1,241,550
Depreciation for the period	-	8,082	1,468	22,760	6,617	55,067	4,878	98,872
Balance at March 31, 2012	$-	$138,481	$17,200	$238,855	$33,605	$771,447	$140,834	$1,340,422

Carrying amounts
At September 30, 2011	$12,762,815	$19,721	$4,136	$59,057	$49,081	$139,245	$1,047	$13,035,102
At March 31, 2012	$13,214,384	$20,089	$2,668	$36,297	$42,464	$103,752	$42,151	$13,461,805

Depreciation in the amount of $65,968 (March 31, 2011 – $139,598) for property, plant and equipment used at the mill site and mine properties was capitalized to mineral properties. Substantially all of the Company’s plant, equipment and the Piñon Ridge Mill are located in the U.S.

5. EXPLORATION AND EVALUATION COSTS

	March 31,	September 30,
	2012	2011
	$	$
Acquisition costs
Balance, beginning of period	10,166,708	7,405,419
Effect of movements in exchange rates	-	(124,030)
Acquisition of Sheep Mountain (Note 3)	34,183,130	-
Acquisition of Green River	140,000	-
Other acquisition expenditures	1,753,761	2,885,319
	46,243,599	10,166,708
Deferred exploration and evaluation costs
Balance, beginning of period	10,090,342	9,667,715
Effect of movements in exchange rates	-	(161,920)
Exploration and evaluation costs capitalized	335,595	584,547
	10,425,937	10,090,342
Balance, end of period	56,669,536	20,257,050

The Company enters into exploration agreements whereby it may earn an interest in certain mineral properties by issuing common shares, making cash option payments and/or incurring expenditures in varying amounts by specified dates.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(Unaudited)
(Expressed in U.S. Dollars)

5. EXPLORATION AND EVALUATION COSTS (continued)

The following is a summary of exploration and evaluation costs by area of interest as at March 31, 2012:

	March 31,	September 30,
	2012	2011
	$	$
Whirlwind Mine Area	11,317,569	11,084,965
La Sal-Energy Queen District	2,832,018	2,617,001
San Rafael Area	3,332,217	3,189,988
Gateway District	887,803	881,035
Uravan District	741,372	708,340
Other Areas-WY, NM	43,636	43,586
Moab Area	296,347	296,151
Slick Rock District	435,082	433,257
Sage Plain District	1,426,034	-
Sheep Mountain (Note 3)	34,220,094	-
Subtotal	55,532,172	19,254,323
Joint Ventures
Colorado Plateau JV (1)	1,108,828	974,512
West Lisbon JV	28,536	28,215
Arizona Strip Partners JV (2)	-	-
Balance	56,669,536	20,257,050

(1) Colorado Plateau Partners LLC

On November 1, 2008 EFRC, along with Lynx-Royal JV LLC (“Lynx-Royal”), finalized the formation of Colorado Plateau Partners LLC, a joint venture, to acquire, explore, evaluate and, if justified, mine uranium properties located in the states of Colorado and Utah. EFRC’s interest in the joint venture is 50%, subject to adjustments based on future expenditures. EFRC contributed certain mineral leases located in the states of Colorado and Utah, which are currently controlled by EFRC. Lynx-Royal’s contribution were claims located in Colorado and Utah.

(2) Arizona Strip Partners LLC

On June 30, 2008 the Company and Lynx-Royal completed the formation of the Arizona Strip Partners LLC, a joint venture company to explore uranium properties in the Arizona Strip region of Northern Arizona. The Company’s interest in the joint venture is 50%, subject to adjustments based on future expenditures. EFRC contributed the Arizona acreage that was controlled by it and the unpatented claims initially held jointly with High Plains Uranium, Inc. under the Arizona Strip Resources Joint Ventures, LLC.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(Unaudited)
(Expressed in U.S. Dollars)

6. PIÑON RIDGE MILL AND MINERAL PROPERTY COMMITMENTS

The following is a summary of future commitments by fiscal year for the Company’s properties:

	2012	2013	2014	2015	2016	Thereafter	Total
United States	$	$	$	$	$	$	$
Piñon Ridge Mill	-	4,595	-	-	-	-	4,595
Mill License Bonding (a)	2,898,260	6,798,730	-	-	-	-	9,696,990
Whirlwind Mine Area	30,500	30,500	30,500	30,500	30,500	30,500	183,000
La Sal-Energy Queen Area	106,000	96,000	66,000	66,000	66,000	566,000	966,000
San Rafael District	125,015	125,016	125,017	125,018	125,019	1,875,405	2,500,490
Gateway District	112,200	102,200	102,200	102,200	102,200	944,400	1,465,400
Uravan District	84,800	99,800	99,800	99,800	99,800	184,600	668,600
Slick Rock District	50,550	52,550	108,550	108,550	108,550	1,017,100	1,445,850
Sage Plain District	-	162,500	200,000	250,000	250,000	-	862,500
Sheep Mountain	25,000	37,560	37,560	10,000	5,000	-	115,120
Colorado Plateau JV	-	68,640	68,640	68,640	6,140	72,280	284,340
Total Commitments	3,432,325	7,578,091	838,267	860,708	793,209	4,690,285	18,192,885

(a) Mill License Bonding

The terms of the License issued to the Company by CDPHE in March 2011 establishes the timing and amounts of financial assurance that must be provided to CDPHE by the Company before and during construction of the Piñon Ridge Mill. To date, the Company has transferred $844,400 in cash to CDPHE for the Long-term Care Fund component and submitted a surety bond in the amount of $1,373,900 to CDPHE as the first prepayment of the decommissioning warranty component.

Three prepayments of the decommissioning warranty remain to be completed under the terms of the License. In February 2012, CDPHE approved the Company’s request to defer its remaining financial assurance payments until the next construction season. The revised timetable for submitting the remaining payments are September 7, 2012 ($2,898,260), March 7, 2013 ($6,401,920) and September 7, 2013 ($396,810).

Under the terms of the surety bond arrangement with the third-party provider, the Company deposited $686,950 cash collateral with the provider. At such time as the Company commences on-site construction, the third-party provider can request further cash collateral to support the face amount of the surety bond that was issued. The cash payments to the CDPHE and to the third-party provider have been recorded as restricted cash on the Company’s statement of financial position and should be considered not available for general working capital purposes.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(Unaudited)
(Expressed in U.S. Dollars)

7. MARKETABLE SECURITIES

Marketable securities are classified as available-for-sale, are stated at their fair values, and consist of the following:

	March 31,	September 30,
	2012	2011
	$	$

Mega Uranium Ltd. (1)
10,000,000 common shares	3,102,793	-
	3,102,793	-

(1) A sale restriction is in place until June 2012

8. DECOMMISSIONING LIABILITIES

The following table summarizes the Company’s decommissioning liabilities:

	March 31,	September 30,
	2012	2011
	$	$
Reclamation obligations, beginning of year	465,752	428,732
Expenditures during current period	-	-
Revision of estimate	(47,168)	37,020
Liability acquired in Titan transaction (Note 3)	1,301,105	-
Reclamation obligations, end of period	1,719,689	465,752
Site restoration liability by location:
Exploration drill holes	58,771	13,451
Whirlwind Mine	199,087	222,266
Energy Queen Mine	206,046	230,035
Sheep Mountain	1,255,785	-
	1,719,689	465,752
Site restoration liability:
Current	58,771	13,451
Non-current	1,660,918	452,301
	1,719,689	465,752

During the period ended March 31, 2012, there were no additions to the decommissioning liability. In calculating the current period decommissioning liability the Company used a weighted average cost of capital of 2.230% (10 Year US Treasury Rate).

The undiscounted decommissioning liability as March 31, 2012 is $2,146,760 (March 31, 2011 - $489,974).

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(Unaudited)
(Expressed in U.S. Dollars)

8. DECOMMISSIONING LIABILITIES (continued)

Restricted cash, which is held by regulatory agencies to settle these future obligations, are comprised of the following:

	March 31,	September 30,
	2012	2011
	$	$
Controlling entity:
Colorado Division of Reclamation, Mining and Safety	557,938	557,938
Colorado Department of Public Health & Environment	1,531,350	1,531,350
State of Utah Division of Oil, Gas and Mining	486,580	464,686
Wyoming Department of Environmental Quality-Land Division	2,007,119	10,000
	4,582,987	2,563,974

9. LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company’s interest-bearing loans and borrowings, which are measured at amortized cost.

	March 31,	September 30,
	2012	2011
	$	$
Current liabilities
Due to related parties (3)	1,017,861	-
Current portion of loans and borrowings(1)(2)(4)(5)	1,308,145	-
	2,326,006	-

Non-current liabilities
Long-term loans and borrowings (1)(4)(5)	622,261	-
	622,261	-

(1)

On October 12, 2011 the Company issued a secured note to Nuclear Energy Corporation LLC (“NUECO”) in the amount of $1,125,720 for the assignment of the Skidmore Mineral Lease (“Skidmore”). To date the Company has transferred cash in the amount of $125,000 to NUECO in accordance with the terms of the agreement. The remaining balance of the note is repayable on the following schedule: October 13, 2012 ($250,180), October 13, 2013 ($250,180), October 13, 2014 ($250,180), and October 13, 2015 ($250,180). This note is secured by the Skidmore lease. The current portion of this note is $250,180.

(2)

On February 29, 2012, as part of the Titan Transaction, the Company acquired a note payable for $1,000,000 to Uranium One for settlement of a previous joint venture agreement. The note bears 5% interest and is due July 31, 2012. The current portion of this note is $1,033,425.

(3)

On February 29, 2012, as part of the Titan Transaction, the Company acquired a liability payable to a shareholder of the Company. This loan bears interest at 5% and is to be repaid with interest on the earlier of January 29, 2013 or the completion of an equity financing.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(Unaudited)
(Expressed in U.S. Dollars)

9. LOANS AND BORROWINGS (continued)

(4)

On February 29, 2012, as part of the Titan Transaction, the Company acquired equipment under a finance lease agreement. The agreement runs through December 2014 when the Company can purchase the equipment for $1. The current portion of the lease is $14,540.

(5)

On February 29, 2012, as part of the Titan Transaction, the Company acquired a secured note in the amount of $35,000 for the purchase assignment of the Fox property. The balance of the note is repayable on the following schedule: January 10, 2013 ($10,000), January 10, 2014 ($10,000), January 10, 2015 ($10,000), and January 10, 2016 ($5,000) . The current portion of this note is $10,000.

10. RELATED PARTY TRANSACTIONS

(1)

During quarter ended March 31, 2012, an associate of a shareholder served as the Company’s financial advisor for the Titan transaction which closed February 29, 2012 and received advisory fees totaling $710,000 in cash and EFI common shares.

(2)

At March 31, 2012, the Company has recorded a loan in the amount of $1,017,861 payable to an associate of a shareholder, representing principal and interest due on loan advances made to Titan in December 2011 and January 2012.

11. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized share capital

The Company is authorized to issue an unlimited number of Common Shares without par value, unlimited Preferred Shares issuable in series, and unlimited Series A Preferred Shares. The Series A Preferred shares are non-redeemable, non-callable, non-voting and with no right to dividends. The Preferred shares issuable in series will have the rights, privileges, restrictions and conditions assigned to the particular series upon the Board of Directors approving their issuance.

Warrants
		Exercise Price	Warrants
Month Issued	Expiry Date	C$	Issued
March 2011	March 31, 2015	0.65	11,500,000
March 2011	Sept 30, 2012	0.50	1,610,000
February 2012	Nov 30, 2012	0.74	1,486,725
February 2012	Nov 30, 2012	0.66	11,333,372
February 2012	Nov 30, 2012	0.44	1,766,784
February 2012	Aug 3, 2013	0.31	340,000

		Weighted
		Average
	Number of	Exercise Price
	Warrants	C$
Balance, October 1, 2011	13,110,000	0.63
Transactions during the period:
Issued for Titan Uranium asset purchase (Note 3)	14,926,881	0.63
Balance, end of period	28,036,881	0.63

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(Unaudited)
(Expressed in U.S. Dollars)

11. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

The following weighted average assumptions were used for the Black-Scholes option pricing model to calculate the fair value of the warrants of Titan assumed as part of the acquisition:

Risk-free rate	0.92% - 0.94%
Expected life	0.76 – 1.43 years
Expected volatility	74% - 106%
Expected dividend yield	0.0%

Recast of capital stock and contributed surplus

The capital stock and contributed surplus balances as at March 31, 2011 were recast as a result of a reclassification of equity, within the statement of financial position, to recognize warrants issued in connection with the public offering. The net effect of the recast was a decrease in capital stock of approximately $1,060,000 for the three months ended March 31, 2011 and an equivalent increase in contributed surplus.

Contributed surplus

	As at	As at
	March 31, 2012	September 30, 2011
	$	$
Balance, beginning of period	14,235,428	13,199,345
Stock-based compensation	1,447,879	869,831
Share issuance costs	-	426,439
Stock options exercised	-	(260,187)
Balance, end of period	15,683,307	14,235,428

Share purchase warrants

	As at	As at
	March 31, 2012	September 30, 2011
	$	$
Balance, beginning of period	4,295,266	-
Warrants issued in connection with public offering	-	4,295,266
Warrants issued in exchange for Titan Warrrants (Note 3)	540,853	-
Balance, end of period	4,836,119	4,295,266

12. STOCK-BASED COMPENSATION

Stock Options

The Company has established a stock option plan whereby the Board of Directors may grant options to employees, directors and consultants to purchase common shares of the Company. The maximum number of authorized but unissued shares available to be granted under the plan shall not exceed 10% of its issued and outstanding common shares. The exercise price of the options is set at the Company’s closing share price on the day before the grant date.

For the six months ended March 31, 2012, the Company granted 6,656,000 stock options (Mar 31, 2011 – 125,000) to its employees, directors and consultants recording stock-based compensation expense of $1,242,625, net of $198,930 that was capitalized (Mar 31, 2011 - $56,961, net of $0 capitalized). The Company also recorded stock-based compensation expense of $6,324 (Mar 31, 2011 - $17,713) for those stock options granted in a prior period and which vested during the current period. Offsetting amounts were recognized as contributed surplus.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(Unaudited)
(Expressed in U.S. Dollars)

12. STOCK-BASED COMPENSATION (continued)

The fair value of stock options granted to employees, directors and consultants was estimated on the dates of the grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:

Risk-free rate	1.05% - 1.26%
Expected life	3.0 – 4.50 years
Expected volatility	93% - 102%
Expected dividend yield	0.0%

The fair value of stock options granted during the period ended March 31, 2012 and September 30, 2011 is as follows:

	Six Months Ended	Year Ended
	March 31, 2012	September 30, 2011
	$	$
100,000 options granted at $0.35 on 10/27/09	-	5,375
100,000 options granted at $0.35 on 12/22/09	-	4,550
306,666 options granted at $0.20 on 07/13/10	-	17,002
75,000 options granted at $0.62 on 10/18/10	-	33,641
50,000 options granted at $0.71 on 11/10/10	-	24,474
1,755,000 options granted at $0.51 on 04/13/11	-	779,782
5,840,000 options granted at $0.31 on 03/07/12	1,308,162	-
136,000 options granted at $0.39 on 03/07/12	22,608	-
680,000 options granted at $0.86 on 03/07/12	110,785	-
Value of stock options granted	1,441,555	864,824

The summary of the Company’s stock options at March 31, 2012 and September 30, 2011, and the changes for the fiscal periods ending on those dates is presented below:

	As at March 31, 2012			As at September 30, 2011

		Weighted			Weighted
	Range of	Average		Range of	Average
	Exercise Prices	Exercise Price	Number of	Exercise Prices	Exercise Price	Number of
	C$	C$	Options	C$	C$	Options
Balance, beginning of period	0.16 - 2.25	0.59	6,620,300	0.16 - 2.25	0.60	6,543,000
Transactions during the period:
Granted	0.31 - 0.86	0.37	6,656,000	0.51 - 0.71	0.52	1,880,000
Exercised	-	0.00	-	0.20 - 0.45	0.43	(1,482,700)
Forfeited	0.35	0.35	(250,000)	2.25	2.25	(125,000)
Expired	0.45	0.45	(68,500)	0.45	0.45	(195,000)
Balance, end of period	0.16 - 2.25	0.48	12,957,800	0.16 - 2.25	0.59	6,620,300

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(Unaudited)
(Expressed in U.S. Dollars)

12. STOCK-BASED COMPENSATION (continued)

The following table reflects the actual stock options issued and outstanding as of March 31, 2012:

		Remaining	Number of	Number of	Number of
	Exercise Price	Contractual	Options	Options	Options
Expiry Date	C$	Life (Years)	Outstanding	Vested	Unvested

Nov-2012	0.45	0.62	481,800	481,800	-
Jan-2013	2.25	0.78	710,000	710,000	-
May-2013	2.25	1.10	25,000	25,000	-
Feb-2014	0.35	1.85	600,000	600,000	-
Jul-2014	0.35	2.30	670,000	670,000	-
Oct-2014	0.35	2.56	150,000	150,000	-
Jun-2015	0.16	3.22	12,500	12,500	-
Jul-2015	0.20	3.28	860,000	706,666	153,334
Jul-2015	0.17	3.31	12,500	12,500	-
Aug-2015	0.30	3.35	900,000	900,000	-
Oct-2015	0.62	3.55	75,000	75,000	-
Nov-2015	0.71	3.61	50,000	50,000	-
Apr-2016	0.51	4.04	1,755,000	1,755,000	-
Mar-2015	0.39	2.93	136,000	136,000
Mar-2016	0.86	3.94	680,000	680,000
Mar-2017	0.31	4.94	5,840,000	5,840,000
		3.80	12,957,800	12,804,466	153,334

13. COMMITMENTS

The Company is committed to payments under various operating leases. The future minimum lease payments are as follows:

As at March 31, 2012	$
2012	41,028
2013	27,352
Total	68,380

14. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

15. SUBSEQUENT EVENTS

Acquisition of the US Mining Division of Denison Mines Corp.

On April 16, 2012, the Company and Denison Mines Corp. (“Denison”) entered into a Letter Agreement (“Agreement”) whereby EFI agreed to acquire all of Denison’s mining assets and operations located in the United States (“US Mining Division”). Denison’s principal place of business is located at 595 Bay Street, Toronto, Ontario and its uranium exploration, development and operation projects are located in Canada, the United States, Mongolia and Zambia. The US Mining Division’s mineral properties and mining assets are located in Colorado, Utah, and Arizona, including four currently producing mines and the White Mesa Mill, located near Blanding, Utah, a 2,000 ton per day facility which is the only operating conventional uranium mill in the United States.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(Unaudited)
(Expressed in U.S. Dollars)

15. SUBSEQUENT EVENTS (continued)

Under the Agreement: (a) EFI will acquire, either directly or through a wholly-owned subsidiary, (i) all of the issued and outstanding shares of Denison Mines Holdings Corp. (“DMHC”) held by Denison and all of the outstanding shares of White Canyon Uranium Ltd. (“White Canyon”) (collectively, the “Acquired Shares”), and (ii) an assignment of all amounts owing to Denison or any affiliate of Denison (other than DMHC, White Canyon or any direct or indirect subsidiary of DMHC) by DMHC, White Canyon or any direct or indirect subsidiary of DMHC (the “Acquired Debt”), and will issue to Denison in consideration for the Acquired Shares and the Acquired Debt, 425,441,494 common shares of EFI (the “EFI Share Consideration”); and (b) either concurrently with or immediately after the issuance of the EFI Share Consideration to Denison, Denison will complete a plan of arrangement (the “Denison Arrangement”) under the Business Corporations Act (Ontario), pursuant to which it will complete a reorganization of its capital and will distribute the EFI Share Consideration to Denison shareholders on a pro rata basis as a return of capital in the course of that reorganization.

Following the distribution of the EFI Share Consideration to Denison’s shareholders, Denison’s shareholders will own approximately 66.5% of EFI’s outstanding common shares, based on EFI’s 214,336,818 common shares outstanding as of May 8, 2012, and there will be no intercompany debt between Denison and any of its subsidiaries on the one hand, and EFI and its subsidiaries, on the other. Upon the completion of the transaction, two additional directors as agreed to between Denison and EFI, will be appointed to the board of directors of EFI. The Agreement contains customary deal protection mechanisms, including a reciprocal break fee of C$3.0 million payable in certain circumstances, non-solicitation provisions and a right to match any superior proposal.

The transaction is anticipated to close on or about June 30, 2012 and is subject to the following conditions:

a)

Korea Electric Power Corporation (“KEPCO”) shall have waived its right of first opportunity provided for in the strategic relationship agreement dated as of June 15, 2009 among Denison, KEPCO, and a subsidiary of KEPCO, or the 30-day period for exercising such right shall have expired without KEPCO exercising such right;

b)	the entering into of support agreements with all directors and officers of Denison, who own shares of Denison, and with certain key shareholders of Denison;
c)	the entering into of support agreements with all directors and officers of EFI, who own shares of EFI, and with the three largest shareholders of EFI;
d)	the prior approval by the boards of directors of each of Denison and EFI;
e)	approval of the Denison Arrangement by Denison shareholders;
f)	approval of the issuance of the EFI Share Consideration as part of the transaction by EFI shareholders;
g)	court approval of the Denison Arrangement;
h)	receipt of third party approvals and consents;
i)	receipt of all required regulatory approvals, including acceptance by the Toronto Stock Exchange;
j)

there shall not have been any event or change that has had or would be reasonably likely to have a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of the U.S. mining division or of EFI taken as a whole;

k)	the consolidated net working capital of EFI will not be less than $4.0 million at the transaction close date; and
l)	the consolidated net working capital of the US Mining Division will not be less than $28.0 million at the transaction close date.

The Company has prepared a post-close business plan that addresses working capital requirements and current and future capital project requirements for the combined entities, should the transaction successfully close. To support the combined business plan at the desired level of budgeted activities, the Company will seek additional outside financing. While the Company is evaluating several financing alternatives, there is no assurance that such financing can be obtained on acceptable terms. Accordingly, while the Company is conducting the financing process, the planned operating activities for both entities will be moderated to ensure that adequate working capital is available beyond calendar year 2012.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(Unaudited)
(Expressed in U.S. Dollars)

16. TRANSITION TO IFRS

Overview

The Company has adopted IFRS, effective for interim and annual financial statements relating to its fiscal year ended September 30, 2012.

The accounting policies have been selected to be consistent with IFRS as is expected to be in effect on September 30, 2012, the Company’s first annual IFRS reporting date. These policies have been applied in the preparation of these unaudited condensed consolidated interim financial statements, including all comparative information. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian GAAP.

First-time Adoption of IFRS

IFRS 1 requires reconciliation disclosures that explain how the transition from Canadian GAAP to IFRS has affected the Company’s previously reported consolidated financial statements prepared in accordance with previous Canadian GAAP for the three and six months ended March 31, 2012. The following provides the reconciliation of shareholders’ equity and comprehensive loss from Canadian GAAP to IFRS for the respective periods. The adoption of IFRS did not have a material impact on the condensed consolidated statement of cash flows.

Reconciliation of Canadian GAAP to IFRS

The following provides reconciliations of the shareholders’ equity and comprehensive loss from Canadian GAAP to IFRS for the respective periods.

		September 30,	March 31,
	Note	2011	2011

Shareholders' equity under Canadian GAAP		$42,192,648	$46,697,385
Shareholders' equity under IFRS		$42,192,648	$46,697,385

		Year Ended	Six Months
		September 30,	Ended March 31,
	Note	2011	2011

Comprehensive loss under Canadian GAAP		$(3,571,219)	$(1,007,850)
Change in recognition of share-based payments	b	3,947	1,948
Net loss under IFRS		(3,567,272)	(1,005,902)
Foreign currency translation reserve		(1,223,315)	1,692,522
Net comprehensive income (loss) under IFRS		$(4,790,587)	$686,620

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(Unaudited)
(Expressed in U.S. Dollars)

16. TRANSITION TO IFRS (continued)

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian GAAP. An explanation of how the transition from previous Canadian GAAP to IFRSs has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliation of consolidated statements of comprehensive loss for the six months ended March 31, 2011				Effect of transition to IFRS
		Adjustments to
		US dollar
	March 31, 2011	presentation			IFRS
	Canadian GAAP	currency	March 31, 2011	IFRS	Adjustment	March 31, 2011
	(C$)	(Note 2)	Canadian GAAP	Adjustments	References	IFRS
EXPENSES			(As restated)
Administrative	$-	$-	$-	$276,100	b	$276,100
Consulting	-	-	-	117,461	b	117,461
Depreciation	37,073	37	37,110	-		37,110
Foreign exchange gain	(333,371)	(334)	(333,705)	-		(333,705)
General and administrative	1,243,042	1,244	1,244,286	(1,244,286)	b	-
Insurance	-	-	-	85,826	b	85,826
Interest expense	-	-	-	133	b	133
Professional fees	-	-	-	198,194	b	198,194
Salaries and other benefits	-	-	-	392,027	b	392,027
Shareholder relations	-	-	-	174,545	b	174,545
Stock-based compensation	76,545	77	76,622	(1,948)	a	74,674
	(1,023,289)	(1,024)	(1,024,313)	(1,948)		(1,022,365)

Finance income	1,897	2	1,899	-		1,899
Other income	14,549	15	14,564	-		14,564
NET LOSS FOR THE PERIOD	(1,006,843)	(1,007)	(1,007,850)	(1,948)		(1,005,902)
Foreign currency translation reserve	-	1,692,522	1,692,522	-		1,692,522
NET COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$(1,006,843)	$1,691,515	$684,672	$(1,948)		$686,620

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2012
(Unaudited)
(Expressed in U.S. Dollars)

16. TRANSITION TO IFRS (continued)

Reconciliation of consolidated statements of comprehensive loss for the three months ended March 31, 2011				Effect of transition to IFRS
		Adjustments to
		US dollar
	March 31, 2011	presentation			IFRS
	Canadian GAAP	currency	March 31, 2011	IFRS	Adjustment	March 31, 2011
	(C$)	(Note 2)	Canadian GAAP	Adjustments	References	IFRS
EXPENSES			(As restated)

Administrative	$-	$-	$-	$170,602	b	$170,602
Consulting	-	-	-	61,432	b	61,432
Depreciation	18,465	270	18,735	-		18,735
Foreign exchange gain	(469,589)	1,369	(468,220)	-		(468,220)
General and administrative	733,082	7,618	740,700	(740,700)	b	-
Insurance	-	-	-	41,729	b	41,729
Interest expense	-	-	-	87	b	87
Professional fees	-	-	-	128,968	b	128,968
Salaries and other benefits	-	-	-	217,928	b	217,928
Shareholder relations	-	-	-	119,954	b	119,954
Stock-based compensation	8,847	923	9,770	(987)	a	8,783
	(290,805)	(10,180)	(300,985)	(987)		(299,998)

Finance income	1,044	13	1,057	-		1,057
Other expense	(2,663)	230	(2,433)	-		(2,433)
NET LOSS FOR THE PERIOD	(292,424)	(9,937)	(302,361)	(987)		(301,374)
Foreign currency translation reserve	-	812,794	812,794	-		812,794
NET COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$(292,424)	$802,857	$510,433	$(987)		$511,420

a.	The effect of the change to include forfeitures in the determination of the fair value of stock options issued. Under Canadian GAAP, these adjustments are recognized as they occur.

b.	The effect of the change to present expenses recognized in profit or loss using a classification based on their nature.